[redacted]

12014367

SEC Mail Processing Section

MAR 14 2012

Washington, DC

cm

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 – 68283

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** AND ENDING **DECEMBER 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

FIMERIS, INC (Formerly FIDEQUITY, INC.) **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1515 BROADWAY – 12th Floor

NEW YORK,	**NEW YORK**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAFAEL BECK **(212) 509 - 7800**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***IAN SCHULER,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***FIMERIS, INC (Formerly FIDEQUITY, INC.), as of DECEMBER 31, 2011,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

STEPHANIE SICORA
Notary Public - State of New York
No. 01SI6244454
Qualified in Westchester County
My Commission Expires July 11, 2015

X ____________________
Signature

President
____
Title

X Stephanie Sicora
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIMERIS INC.
(FORMERLY FIDEQUITY INC.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

FIMERIS INC.
(FORMERLY FIDEQUITY INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 8,097
Advance to Shareholder	5,200
Other assets	4,628
Total assets	$ 17,925
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	14,806
Total liabilities	14,806
Commitments and Contingencies (Notes 5 and 6)	
Stockholders' equity (Note 7)	
Class A shares, no par value, 200 shares authorized, 100 shares issued and outstanding.	1
Class B shares, no par value, 100 shares authorized, issued and outstanding.	1
Additional paid-in capital	304,923
Retained earnings	(301,806)
Total stockholders' equity	3,119
Total liabilities and stockholders' equity	$ 17,925

The accompanying notes are an integral part of this statement.

FIMERIS INC.
(FORMERLY FIDEQUITY INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

Note 1 - Nature of Business

Fimeris Inc. (formerly Fidequity Inc.) (the "Company"), a New York corporation formed for the purpose of conducting business as a broker-dealer in securities, is registered with the Securities and Exchange Commission. The Company is a wholly owned subsidiary of Fidequity Ltd, (the "Parent"), a private limited company incorporated under the laws of England and Wales. The Company was established to engage in brokerage activity in connection with advisory and the sale of primary and secondary private placement of securities to customers. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Summary of Significant Accounting

a) ***Revenue Recognition***

The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

b) ***Income Taxes***

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

At December 31, 2011, the Company has net operating loss carryforwards of approximately $286,000 which give rise to a deferred tax asset of approximately $43,000. However, the Company has determined that a valuation allowance of $43,000 against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized,

c) ***Cash and Cash Equivalents***

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 2 - Summary of Significant Accounting (continued)

d) ***Fixed Assets***
Fixed assets are carried at cost and are depreciated over a useful life of 5-7 years.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between January 1, 2012 and March 3, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Related Party Transactions

Under a servicing agreement, the Parent pays a fee to the Company for services performed for the Parent. Such amounts are included as servicing fee income in the statement of operations.

Note 4 - Advance to Shareholder

The amount due from a shareholder is non-interest bearing and is payable July 2012.

Note 5- Commitments and Contingencies

The Company rents two office spaces pursuant to lease agreements expiring November 30, 2012 and February 28, 2013.

The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Year	Amount
2012	38,090
2013	3,900

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

Virtually all of the Company's assets are held by one financial institution. Cash in a bank account, at times, may exceed federally insured limits.

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk *(continued)*

In the normal course of its business, the Company indemnifies its counterparties against specified potential losses in connection with their acting as an agent of, or providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company had a net capital deficiency of $(6,709) which was ($11,709) deficient of its required net capital of $5,000. The Company's net capital ratio was (220.69)%.
On February 1, 2012 a capital contribution of $49,931 was made in order to cure such deficiency.

A copy of the Firm's Statement of Financial Condition as of December 31, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Fimeris Inc.
(Formerly Fidequity Inc.)
1515 Broadway – 12th Floor
New York, NY 10036

We have audited the accompanying statement of financial condition of Fimeris Inc. (Formerly Fidequity Inc.) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fimeris Inc. (Formerly Fidequity Inc.) as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 3, 2012